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21001373

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 49491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cheval Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
901 N. Pitt Street, #110
(No. and Street)

Alexandria	**VA**	**22314**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis C. Stiff **(703) 549 - 7390**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Francis C. Stiff**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cheval Capital, Inc.**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ZACHARY LEE PICKLER
MY COMMISSION EXPIRES
NOTARY PUBLIC
SEPTEMBER 21, 2030
SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CHEVAL CAPITAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2020

CHEVAL CAPITAL, INC.

Financial Statements
And Supplementary Information

with

Reports of Independent Registered Public Accounting Firm

Year Ended December 31, 2020

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2011.

February 3, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

CHEVAL CAPITAL, INC.

Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$	57,712
Accounts receivable, net of allowance of $7,150		-
Prepaid expense		744
Property and equipment, net of accumulated depreciation of $39,426		144
Other assets		2,569
TOTAL	$	61,169

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to related party	$	1,040
Total Liabilities		1,040
STOCKHOLDER'S EQUITY:		
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares		1
Additional paid-in capital		58,349
Retained earnings		1,779
Total Stockholder's Equity		60,129
TOTAL	$	61,169

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Operations

Year Ended December 31, 2020

REVENUES:	
Interest	$ 9
Total Revenues	9
EXPENSES:	
Compensation and benefits	2,642
Occupancy & equipment	5,945
Technology and Communications	1,192
Other expenses	15,249
Total Expenses	25,028
NET LOSS	$ (25,019)

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2020

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Common Shares	Amount			
Balance, December 31, 2019	100	$ 1	$ 43,349	$ 26,798	$ 70,148
Contribution			15,000		15,000
Net loss				(25,019)	(25,019)
Balance, December 31, 2020	100	$ 1	$ 58,349	$ 1,779	$ 60,129

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Cash Flows

Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(25,019)
Items which do not affect cash:		
Depreciation		288
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) Decrease:		
Prepaid expenses		(744)
Net cash used in operating activities		(25,475)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution of additional paid-in capital		15,000
Net cash provided by financing activities		15,000
Net decrease in cash		(10,475)
Cash - beginning of year		68,187
Cash - end of year	$	57,712

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Notes to Financial Statements

December 31, 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Services include primarily acting as a placement agent in private equity and debt offerings among other services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. Investment banking revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

Cash

The Company maintains its bank accounts in a high-quality financial institution. Balances at times may exceed federally insured limits.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Uncollectible Amounts

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Advertising

Advertising costs are expensed as incurred. The Company had no direct Advertising expense for the year ended December 31, 2020. The Company was allocated $879 of Business Development costs under its Administrative Services Agreement (Note 6).

Income Taxes

The Company has elected to be taxed as a S Corporation. Therefore the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

CHEVAL CAPITAL, INC

Notes to Financial Statements

December 31, 2020

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following at December 31, 2020:

Furniture and fixtures	$ 29,550
Leasehold improvements	10,020
	39,570
Less Accumulated depreciation	(39,426)
	$ 144

Depreciation expense was approximately $288 for the year ended December 31, 2020.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $ 56,672, which was $ 51,672 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.018 to 1.00.

NOTE 5 - PENSION PLAN

The Company maintains a defined contribution profit sharing plan for all employees meeting minimum eligibility requirements. No contribution was paid into the plan for the year ended December 31, 2020.

NOTE 6 - ADMINISTRATIVE SERVICES AGREEMENT - RELATED PARTY

The Company has an Administrative Services agreement (the "Agreement") with Cheval M&A Inc ("Cheval M&A"), an entity with the same principals as the Company and similar ownership. The Agreement provides that Cheval M&A will furnish various business, administrative, personnel and other services as the Company may require including such things as office space, business development, and paymaster services, among others. The Company reimburses Cheval M&A for these services monthly either on a shared basis, based on time spent during the month, or actual direct costs incurred.

The amount expensed under the agreement for the year ended December 31, 2020 was approximately $12,580. The $1,040 payable to related party on the accompanying statement of financial condition arose from this arrangement.

Financial condition and results of operations might differ from the amounts in the accompanying financial statements if this arrangement did not exist.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

NOTE 8 – ECONOMIC RISKS

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic, which continues to spread throughout the United States. The Company could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on its business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. Accordingly, the Company cannot predict the extent to which its financial condition and results of operations will be affected.

NOTE 9 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

CHEVAL CAPITAL, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2020

NET CAPITAL:		
Total stockholder's equity qualified for net capital		$ 60,129
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ -	
Property and equipment, net	144	
Other assets	3,313	3,457
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		56,672
Haircuts on securities		-
NET CAPITAL		$ 56,672
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Liabilities		$ 1,040
Total aggregate indebtedness		$ 1,040
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 6-2/3rd% of aggregate indebtedness)		$ 5,000
Excess net capital		$ 51,672
Net capital less greater of (a) 120% of minimum net capital; or (b) 10% of aggregate indebtedness		$ 50,672
Ratio: Aggregate indebtedness to net capital		0.018 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020

There is no significant difference between net capital in the Focus Part IIA and the computation above, therefore a reconciliation is not included.

CHEVAL CAPITAL, INC.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

CHEVAL CAPITAL, INC.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cheval Capital, Inc. did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Cheval Capital, Inc. stated that Cheval Capital, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Cheval Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cheval Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 3, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

CHEVAL CAPITAL, INC.

CHEVAL CAPITAL, INC.'S EXEMPTION REPORT

We, as the management of Cheval Capital, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of rule 17a-5 and the exemption provisions in rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to rule 17a-5, including footnote 74 of the 2013 Release.

Based on our evaluation we make the following statements to the best knowledge and belief of the Company;

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for reliance upon Footnote 74 of the 2013 Release throughout the period January 1, 2020 to December 31, 2020 without exception.

Francis Stiff, President
January 19, 2020

901 N PITT STREET, SUITE 110; ALEXANDRIA, VIRGINIA 22314